Exhibit 99.2
2 County Court Blvd., Suite 202, Brampton, Ontario, L6W 3W8
Ph: 905-595-0575 Fax: 905-595-0578
February 4, 2010
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Silver Standard Resources Inc. (“SSRI”) — Consent of Expert
Reference is made to my firm’s technical report dated 3 August 2008 titled “Technical Report and Resource Estimate on the La Pitarrilla Property, Breccia Ridge Deposit, Durango, Mexico”, my firm’s technical report dated 1 December 2009 titled “Technical Report and Resource Estimate on the Snowfield Property, Skeena Mining Division, B.C., Canada”, my firm’s technical report dated December 1, 2009 titled “Technical Report and Resource Estimates on the West, Bridge, Galena Hill, Shore, SG & Gossan Hill Gold & Silver Zones of the Brucejack Property, Northern British Columbia, Canada” and the material change reports of SSRI dated 24 June 2009 and 1 December 2009 (the “Reports”).
In connection with the Amended and Restated Short Form Base Shelf Prospectus dated February 4, 2010, all supplements thereto and all documents incorporated by reference therein (collectively, the “Prospectus”) and the Registration Statement on Form F-10 dated February 4, 2010 and any amendments thereto, including any post-effective amendments (collectively, the “Registration Statement”), I, Eugene Puritch, P. Eng., on my own behalf and on behalf of P&E Mining Consultants Inc. (the “Company”), consent to the use of my name and the Company’s name and references to the Reports, or portions thereof, in the Prospectus and the Registration Statement and to the inclusion or incorporation by reference of information derived from the Reports in the Prospectus and Registration Statement.
I have read the Prospectus and the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or that are within my knowledge as a result of the preparation of the Reports.
Yours truly,

(Signed) “Eugene Puritch”
Eugene Puritch, P.Eng.
President